SAFRAN

SIÈGE SOCIAL

January 16, 2007

RECEIVED

2007 JAN 18 A 10:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

07020410

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the “Company”) pursuant to the exemption from the Securities Exchange Act of 1934 (the “Act”) afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

cc: Alain Marcheteau
(Safran)

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. PRESS RELEASES

- January 15, 2007 – SAFRAN consolidated sales for 2006 (provisional)

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

No.

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

No.

SAFRAN

SAFRAN CONSOLIDATED SALES FOR 2006

(Provisional)

Paris, January 15, 2007

The Safran Group posted provisional pro forma sales of **11,256 million euros** for 2006, representing **an increase of 6.4%** over 2005. At constant exchange rates and size, the increase would have been 9.7%.

Millions of euros	December 31, 2005	December 31, 2006	Change %
Aerospace Propulsion	4,493	5,072	12.9%
Aircraft Equipment	2,510	2,617	4.3%
Defense Security	1,232	1,400	13.6%
Communications	2,342	2,167	- 7.5%
Consolidated sales	**10,577**	**11,256**	**6.4%**

Aerospace Propulsion

Sales by this branch increased 12.9%. At a constant dollar exchange rate this rise would have been 16%. The branch continued to experience strong business levels, with a sharp increase in the volumes of engines delivered, encompassing both commercial aircraft engines (CFM56 engines recorded a 33% increase) and helicopter engines (with deliveries up 25%).

CFM56 orders represented 2,121 engines at December 31, 2006, exceeding the previous record of 1,640 engines set during 2005. Military and space business remained stable. The first firing of the M51 missile was a success and five Ariane 5 ECA launch vehicles were launched.

Aircraft Equipment

Sales by this branch advanced 4.3%. At a constant dollar exchange rate and size this rise would have been 8%. However, growth was slowed by the delay of 142 million euros in sales due to the A380 program. Quantities delivered continued to increase in most of this branch's businesses.

Defense Security

The Defense Security branch has reported sales of 1,400 million euros, an increase of 13.6% over 2005. However, given accounting clarifications currently in progress, uncertainties remain for an amount that could potentially increase or decrease this figure by approximately 40 million euros.

Based on currently available information and at a constant dollar exchange rate and size (most of which before the integration of Orga), the increase in sales would have been 1.5%. Both "Navigation and aircraft systems", as well as "Optronics and air-land systems" sustained good growth rates. The Security business, with the exception of the "cards" activity, which is exposed to significant price pressures, also posted growth.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Communications

Sales for the Communications branch declined 7.5%. However, at constant size—taking into account the sale of the cables activity in late 2005—sales for this branch would have advanced 2.8%. The mobile phones business continued to experience significant impact from the sharp drop in prices that characterizes this market and sales decreased 12%. However, broadband business enjoyed growth of 19% due to a sharp rise in volumes of broadband terminals, decoders and printing terminals.

Net debt

The Group's net debt totaled 425 million euros at December 31, 2006, compared to 470 million euros at year-end 2005. This reflects the continued financial health and positive balance sheet structure of the SAFRAN Group.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 61,400 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr